Results of October 7, 2003
shareholder meeting
(Unaudited)

An annual meeting of shareholders of the fund was held on October
7, 2003.
At the meeting, a proposal to fix the number of Trustees and each of the nominated
Trustees was elected, as follows:

Common Shares
				Votes For 			Votes Withheld
John A. Hill 			3,568,349			93,850
Ronald J. Jackson 		3,562,841 			99,358
Elizabeth T. Kennan 		3,567,441 			94,758
Robert E. Patterson 		3,568,599			93,600
George Putnam, III 		3,567,649	 		94,550

A proposal to declassify the Board of Trustees of the fund was approved as follows:

Common Shares
Votes For 		Votes Withheld 		Votes Against
3,444,204			59,969 			158,026